NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR SECOND QUARTER OF FISCAL 2010

Revenues Increase 11% Compared With
Corresponding Quarter of Prior Fiscal Year

Lagrangeville, New York***November 12, 2009***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its second fiscal quarter of 2010 ended September 30, 2009.

For the three months ended September 30, 2009, revenues increased 11.2% to $37,474,872, compared with revenues of $33,706,141 in the same period of the prior year.  Operating income for the three months ended September 30, 2009 decreased 5.3% to $1,137,251, compared with $1,200,948 in the same period of the prior year.  Net income decreased 7.4% to $561,697, or $0.05 per basic and diluted share, compared with $606,464, or $0.06 and $0.05 per basic and diluted share, respectively, in the same period of the prior year.

For the six months ended September 30, 2009, revenues increased 10.5% to $72,542,756, compared with revenues of $65,655,097 in the same period of the prior year.  Operating income for the six months ended September 30, 2009 decreased 31.5% to $1,537,620, compared with $2,243,675 in the same period of the prior year.  Net income decreased 37.7% to $720,917, or $0.07 and $0.06 per basic and diluted share, respectively, compared with $1,156,399, or $0.11 and $0.10 per basic and diluted share, respectively, in the same period of the prior year.

The increase in revenues for the three and six months ended September 30, 2009 was due primarily to the following events:

•
The commencement of security services during the first quarter of fiscal 2010 under a new contract to provide such services to a major transportation company at approximately 120 locations in twenty-one states throughout the eastern and western regions of the United States;

•	Expansion of security services provided to new and existing customers principally in the financial services, grocery and technology industries; and

•	The acquisition of security services businesses in Florida providing services primarily to the property management and healthcare industries.

The decrease in operating and net income for the three and six months ended September 30, 2009 compared to the corresponding periods of the prior fiscal year was due mainly to:  (i) the loss of a contract with a major airline customer to provide skycap, wheelchair and cargo services at John F. Kennedy International Airport; (ii) reductions in service hours for several of our airline and security services customers primarily resulting from a downturn in their respective businesses; (iii) higher workers’ compensation reserves associated with increased potential future costs for certain existing claims; and (iv) higher general and administrative expenses associated with expanded operations.

Commenting on the results from the second fiscal quarter of 2010, Edward S. Fleury, Chief Executive Officer of Command Security, stated, “While pleased with our top-line growth, we implemented a number of cost reduction initiatives during the second fiscal quarter to reduce operating and/or general and administrative expenses during the remainder of fiscal 2010 and beyond.  The key theme for the second quarter was operating discipline.  Our efforts to drive sales and gross profit growth are continuing, and we believe our team is well equipped to add value to our customers.  My primary focus is to ensure that Command is continuing to execute well and that we are building a foundation for sustainable long-term growth.  As previously stated, we also made some difficult but necessary decisions to reduce our expenses during the quarter.  We expect that the combination of these actions will make us a leaner but stronger organization focused on maximizing the value of our assets for our shareholders.”

Barry I Regenstein, President of Command Security, stated, “Since the beginning of the year we remained unwavering in our focus to manage the business for the future, despite a very challenging economic environment, which makes our cost reduction and control efforts a continuing priority.  We continue to steadily move forward on our stated strategy to seize opportunities both via organic growth and acquisition.  We believe that the key business initiatives put in place to realize that strategy are providing a pathway for achieving our stated long-term financial goals in an economy that continues to improve.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30, (Unaudited)		Six Months Ended September 30, (Unaudited)
	2009	2008	2009	2008
Revenues	$37,474,872	$33,706,141	$72,542,756	$65,655,097

Operating income	1,137,251	1,200,948	1,537,620	2,243,675

Other expense	123,554	119,484	239,703	232,276

Provision for income taxes	452,000	475,000	577,000	855,000

Net income	$561,697	$606,464	$720,917	$1,156,399

Net income per common share
Basic	$0.05	$0.06	$0.07	$0.11
Diluted	$0.05	$0.05	$0.06	$0.10

Weighted average number of common shares outstanding
Basic	10,824,652	10,757,216	10,824,652	10,757,216
Diluted	11,262,657	11,401,752	11,270,334	11,410,941

Balance Sheet Highlights	September 30, 2009	March 31, 2009
	(Unaudited)	(Audited)

Cash	$176,471	$177,011
Accounts receivable	25,183,351	21,603,826
Total current assets	28,589,396	25,898,164
Total assets	36,783,833	34,265,035
Total current liabilities	20,270,185	18,792,120
Short-term debt	11,542,228	11,006,134
Total liabilities	21,117,576	19,543,467
Stockholders’ equity	15,666,257	14,721,568
Total liabilities and stockholders’ equity	$36,783,833	$34,265,035